Filed pursuant to Rule 253(g)(2)

File No. 024-11897

ROOTS REAL ESTATE INVESTMENT COMMUNITY I, LLC

SUPPLEMENT NO. 5 DATED OCTOBER 3, 2024

TO THE OFFERING CIRCULAR DATED MARCH 27, 2024

This document supplements, and should be read in conjunction with, the offering circular of Roots Real Estate Investment Community I, LLC (the “Company”), dated March 27, 2024 and filed with the Securities and Exchange Commission (the “Commission”) on March 27, 2024, as the same has been supplemented from time to time (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the meaning as set forth in the Offering Circular.

The purpose of this supplement is to supplement the Offering Circular with information about the Company’s recent acquisition of additional properties.

Acquisition of Properties

On September 30, 2024, Roots Real Estate Investment Community I, LLC (the “Company” or “Roots”) completed the acquisition of the following single-family properties. The properties were acquired by a single-purpose entity, Flipside 1, LLC, minority owned by the Company’s sponsor, Seed InvestCo, LLC:

Property Address:	2200 Irwin Bridge Road NW Conyers, GA 30012
Description:	This 1,446 square-foot single-family was built in 1952 and has 3 bedrooms, and 2 bathrooms, and sits on approximately 1.15 acres.
Purchase Price by Roots:	$230,987 allocated purchase price
Current Market Value:	$270,000

Property Address:	1362 McClelland Avenue Atlanta, GA 30344
Description:	This 1,216 square-foot single-family was built in 1925 and has 2 bedrooms, and 1 bathroom, and sits on approximately 0.09 acres.
Purchase Price by Roots:	$230,275 allocated purchase price
Current Market Value:	$250,000

Property Address:	1393 Carnegie Avenue East Point, GA 30344
Description:	This 1,360 square-foot single-family was built in 1935 and has 3 bedrooms, and 2 bathrooms, and sits on approximately 0.16 acres
Purchase Price by Roots:	$262,000 allocated purchase price
Current Market Value:	$272,000

Property Address:	1416 Saint Michael Avenue Atlanta, GA 30344
Description:	This 1,320 square-foot single-family was built in 1935 and has 3 bedrooms, and 1 bathroom, and sits on approximately 0.23 acres
Purchase Price by Roots:	$250,000 allocated purchase price
Current Market Value:	$298,000

Property Address:	2155 Woodberry Avenue Atlanta, GA 30344
Description:	This 850-square-foot single-family was built in 1949 and has 3 bedrooms, and 1 bathroom, and sits on approximately 0.23 acres
Purchase Price by Roots:	$190,000 allocated purchase price
Current Market Value:	$193,000

Property Address:	2280 Montrose Drive Atlanta, GA 30344
Description:	This 1,455 square-foot single-family was built in 1960 and has 3 bedrooms, and 2 bathrooms, and sits on approximately 0.37 acres
Purchase Price by Roots:	$200,000 allocated purchase price
Current Market Value:	$233,000

Property Address:	2296 Ewing Street Atlanta, GA 30331
Description:	This 1,036 square-foot single-family was built in 1940 and has 3 bedrooms, and 1 bathroom, and sits on approximately 0.17 acres
Purchase Price by Roots:	$203,563 allocated purchase price
Current Market Value:	$221,000

Property Address:	2451 Harwood Drive East Point, GA 30344
Description:	This 1,105 square-foot single-family was built in 1978 and has 3 bedrooms, and 1 bathroom, and sits on approximately 0.26 acres
Purchase Price by Roots:	$255,000 allocated purchase price
Current Market Value:	$255,000

Property Address:	2710 Dunmoreland Terrace Atlanta, GA 30349
Description:	This 1,326-square-foot multi-family was built in 1960 and has 3 bedrooms, and 1.5 bathrooms, and sits on approximately 0.49 acres.
Purchase Price by Roots:	$216,459 allocated purchase price
Current Market Value:	$235,000

Property Address:	2732 Randall Street, East Point 30344
Description:	This 1,326-square-foot multi-family was built in 1930 and has 3 bedrooms, and 2 bathrooms, and sits on approximately 0.24 acres.
Purchase Price by Roots:	$256,000 allocated purchase price
Current Market Value:	$268,000

Property Address:	2760 Dearwood Drive SW Atlanta GA 30315
Description:	This 1,060 square-foot multi-family was built in 1957 and has 3 bedrooms, and 1 bathroom, and sits on approximately 0.35 acres
Purchase Price by Roots:	$236,909 allocated purchase price
Current Market Value:	$250,000

Property Address:	2851 Akron Street East Point, GA 30344
Description:	This 1,820-square-foot two-unit dwelling home was built in 1948 and has 4 bedrooms and 2 bathrooms and sits on approximately 0.25 acres.
Purchase Price by Roots:	$260,000 allocated purchase price
Current Market Value:	$308,000

Property Address:	2864 Diana Drive SW Atlanta, GA 30315
Description:	This 1,008 square-foot single-family was built in 1954 and has 3 bedrooms, and 1 bathroom, and sits on approximately 0.21 acres.
Purchase Price by Roots:	$180,536 allocated purchase price
Current Market Value:	$196,000

Property Address:	2954 Hapeville Road SW Atlanta, GA 30354
Description:	This 1,834 square-foot single-family was built in 1954 and has 4 bedrooms, and 2 bathrooms, and sits on approximately 0.62 acres
Purchase Price by Roots:	$254,224 allocated purchase price
Current Market Value:	$270,000

Property Address:	2984 Semmes Street Atlanta, GA 3344
Description:	This 1,054-square-foot single-family was built in 1930 and has 3 bedrooms, and 1 bathroom, and sits on approximately 0.25 acres
Purchase Price by Roots:	$225,670 allocated purchase price
Current Market Value:	$245,000

Property Address:	3127 Cloverhurst Drive Atlanta, GA 30344
Description:	This 1,032 square-foot single-family was built in 1955 and has 3 bedrooms, and 1 bathroom, and sits on approximately 0.17 acres
Purchase Price by Roots:	$227,000 allocated purchase price
Current Market Value:	$230,000

Property Address:	3147 Old Jonesboro Road Hapeville, GA 30354
Description:	This 974 square-foot single-family was built in 1950 and has 3 bedrooms, and 1 bathroom, and sits on approximately 0.26 acres
Purchase Price by Roots:	$244,092 allocated purchase price
Current Market Value:	$265,000

Property Address:	3676 Ale Circle East Point, GA 30344
Description:	This 1,209 square-foot single-family was built in 1955 and has 3 bedrooms, and 2 bathrooms, and sits on approximately 0.71 acres
Purchase Price by Roots:	$235,000 allocated purchase price
Current Market Value:	$235,000

Property Address:	4282 Wallace Avenue SW Atlanta, GA 30331
Description:	This 1,100 square-foot single-family was built in 1962 and has 3 bedrooms, and 1 bathroom, and sits on approximately 0.34 acres
Purchase Price by Roots:	$212,000 allocated purchase price
Current Market Value:	$220,000

Property Address:	58 Springside Drive SE Atlanta, GA 30354
Description:	This 864 square-foot single-family was built in 1940 and has 3 bedrooms, and 1 bathroom, and sits on approximately 0.55 acres
Purchase Price by Roots:	$185,000 allocated purchase price
Current Market Value:	$215,000

Property Address:	4372 Greenleaf Circle Atlanta, GA 30331
Description:	This 1,195 square-foot single-family was built in 1967 and has 3 bedrooms, and 1 bathroom, and sits on approximately 0.25 acres
Purchase Price by Roots:	$222,169 allocated purchase price
Current Market Value:	$238,000

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Roots Real Estate Investment Community I, LLC

Roots REIT Management, LLC
Manager

/s/ Larry Dorfman
Larry Dorfman
Manager

/s/ Daniel Dorfman
Daniel Dorfman
Manager

Date: October 3, 2024

Safe Harbor Statement

This supplement to our Offering Circular may contain forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, and descriptions of goals and objectives. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, which generally are not historical in nature. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, international, regional and local economic and political climates, (ii) changes in global financial markets and interest rates, (iii) increased or unanticipated competition for our properties, (iv) risks associated with acquisitions, dispositions and development of properties, (v) maintenance of real estate investment trust status, tax structuring, and changes in income tax laws and rates, (vi) availability of financing and capital, the levels of debt that the Company maintain and its credit rating, (vii) risks of pandemics such as COVID-19, including escalations of outbreaks and mitigation measures imposed in response thereto, (viii) environmental uncertainties, including risks of natural disasters, and (ix) those additional factors described under the section entitled “Risk Factors” in the Company’s offering circular, dated March 27, 2024 and filed by us with the Securities and Exchange Commission (the “Commission”) on March 27, 2024, as supplemented (the “Offering Circular”), as such factors may be updated from time to time in the Company’s subsequent filings with the Commission, which are accessible on the Commission’s website at www.sec.gov. In addition, past performance is not indicative of future results. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the Commission. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.